Paul D. Carman Partner	111 West Monroe Street Chicago, Illinois 60603

T 312.845.3443 F 312.516.1443 carman@chapman.com

May 8, 2019

First Trust Exchange-Traded Fund II, on behalf of First Trust FTSE EPTA/NAREIT Developed Markets c/o First Trust Advisors L.P. 120 East Liberty Drive Suite 400 Wheaton, Illinois 60187	First Trust Exchange-Traded Fund IV, on behalf of First Trust Heitman Global Real Estate ETF c/o First Trust Advisors L.P. 120 East Liberty Drive Suite 400 Wheaton, Illinois 60187

Re: Federal Income Tax Consequences of the Reorganization of
First Trust Heitman Global Prime Real Estate ETF into FTSE EPRA/NAREIT
Developed Markets Real Estate Index Fund

Ladies and Gentlemen:

You have requested our opinion regarding certain United States federal income tax consequences in connection with (i) the transfer of all the assets of First Trust Heitman Global Prime Real Estate ETF (“PRME”) to FTSE EPRA/NAREIT Developed Markets Real Estate Index Fund (“FFR”), in exchange for shares of the FFR and the assumption by the FFR of all the liabilities of the PRME and (ii) the pro rata distribution, by class, of all the FFR Shares to the shareholders of each corresponding class of the PRME, in complete liquidation and termination of the PRME, pursuant to the Agreement and Plan of Reorganization (the “Agreement”) dated as of March 11, 2019 (the contemplated transaction in its entirety being hereinafter referred to as the “Reorganization”). FFR is a series of First Trust Exchange-Traded Fund IV and PRME is a series of First Trust Exchange-Traded Fund II. Capitalized terms used in this letter without definition shall have the meanings given them in the Agreement.

For purposes of this opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants, statements and representations contained in originals or copies of the Agreement, the exhibits attached thereto, and such other documents and instruments as we have deemed necessary or appropriate. In our examination of the foregoing materials, we have assumed the genuineness of all signatures, legal capacity of natural persons, the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as copies. We have assumed that such documents reflect all the material facts relating to the Reorganization. In addition, we have assumed that the Reorganization will be consummated in accordance with the terms of such documents and that none of the material terms and conditions contained therein will have been waived or modified prior to the consummation of the Reorganization.

In rendering this opinion, we are relying upon the representations and warranties made by PRME and FFR in the representation letters provided to us. We have neither been asked to, nor have we undertaken to, verify the accuracy of these and other representations made to us. In this regard, we have assumed that any representation made “to the best of knowledge,” “to the knowledge” or similarly qualified is correct without such qualification. As to all matters in which a person making a representation has represented that such person either is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement, we have likewise assumed that there is in fact no such plan, intention, understanding, or agreement.

Based upon and subject to the foregoing, it is our opinion that, for United States federal income tax purposes:

(a)      the transfer of all PRME’s assets to FFR in exchange solely for FFR shares and the assumption by FFR of all the liabilities of PRME immediately followed by the pro rata, by class, distribution to PRME shareholders of all FFR shares received by PRME in complete liquidation of PRME and the termination of PRME as soon as practicable thereafter will constitute a “reorganization” within the meaning of Section 368(a) of the Code and FFR and PRME will each be a “party to a reorganization,” within the meaning of Section 368(b) of the Code, with respect to the Reorganization;

(b)      no gain or loss will be recognized by FFR upon the receipt of all the assets of PRME solely in exchange for FFR shares and the assumption by FFR of all the liabilities of PRME;

(c)      no gain or loss will be recognized by PRME upon the transfer of all PRME’s assets to FFR solely in exchange for FFR shares and the assumption by FFR of all the liabilities of PRME or upon the distribution (whether actual or constructive) of such FFR shares to PRME shareholders solely in exchange for such shareholders’ shares of PRME in complete liquidation of PRME;

(d)      no gain or loss will be recognized by PRME shareholders upon the exchange of their PRME shares solely for FFR shares in the Reorganization;

(e)      the aggregate basis of FFR shares received by each PRME shareholder pursuant to the Reorganization will be the same as the aggregate basis of the PRME shares exchanged therefor by such shareholder. The holding period of the FFR shares received by each PRME shareholder in the Reorganization will include the period during which the PRME shares exchanged therefor were held by such shareholder, provided such PRME shares are held as capital assets at the time of the Reorganization; and

(f)      the basis of PRME’s assets transferred to FFR will be the same as the basis of such assets in the hands of PRME immediately before the effective time of the Reorganization. The holding period of the assets of PRME received by FFR will include the period during which such assets were held by PRME.

We express no opinion as to (1) the effect of the Reorganization on PRME, FFR or any PRME Shareholder with respect to any asset (including, without limitation, any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code) as to which any unrealized gain or loss is required to be recognized under federal income tax principles (a) at the end of a taxable year (or on the termination thereof) or (b) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code, or (2) any other federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

We also note that certain shareholders of PRME may be subject to special rules because of their particular federal income tax status and that the tax consequences of the Reorganization to such shareholders may accordingly differ from the ones of general application that are described above. This opinion is intended to satisfy a condition precedent to the Reorganization and is being furnished to you for that purpose. The opinion may be relied upon by PRME Shareholders and FFR Shareholders.

We consent to (i) being named in the Form N-14 relating to the FFR Shares to be issued to PRME for distribution to the PRME Shareholders (the “Registration Statement”), (ii) the discussion of this opinion in the proxy statement/prospectus included in the Registration Statement, (the “Prospectus”) and (iii) the reproduction of this opinion as an exhibit to the Registration Statement and/or the Prospectus.

Our opinion is based upon the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, all as in effect on the date hereof. All such legal authorities are subject to change, either prospectively or retroactively. We are not undertaking hereby any obligation to advise you of any changes in the applicable law subsequent to the date hereof, even if such changes materially affect the tax consequences of the Reorganization that are set forth above.

If any of the facts, assumptions or representations on which our opinion is based is incorrect, we expect you to advise us so that we may consider the effect, if any, on our opinion.

Our opinion has no binding effect on the Internal Revenue Service or the courts of any jurisdiction. No assurance can accordingly be given that, if the matter were contested, a court would agree with the legal conclusions set forth above.

Sincerely,

/s/ Chapman and Cutler LLP

Chapman and Cutler LLP